June 13, 2012

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sykes Enterprises, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 8-K filed on May 7, 2012

File No. 000-28274

Dear Ms. Collins:

Reproduced below are the comments of the Division of Corporation Finance of the United States Securities and Exchange Commission (“SEC”) in its letter dated June 4, 2012, and the supplemental response of Sykes Enterprises, Incorporated (“Sykes”, “we”, “our” or the “Company”) to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business

Clients, page 8

1. We note that AT&T Corporation represented 11.1% of total revenues in fiscal year 2011, 13.2% in fiscal year 2010, and 13.3% in fiscal year 2009. Please tell us what consideration you have given to including a description of any material agreements with AT&T Corporation. It appears that you continue to rely on this one customer for a large percentage of your revenues.

We considered Items 101(c)(1)(vii) and 601(b)(10)(ii)(B) of Regulation S-K when determining the materiality of our agreements with AT&T Corporation (“AT&T”) and the related requirements for disclosure. We determined that the Company is not substantially dependent upon its contracts with AT&T as we have multiple distinct contracts spread across multiple lines of businesses based on separate business terms, conditions and metrics.

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

To further clarify, we will enhance our disclosure regarding client concentration in future filings, beginning with our next quarterly report on Form 10-Q for the quarter ended June 30, 2012, as follows:

“We have multiple distinct contracts with AT&T spread across multiple lines of businesses, which expire between 2012 and 2014. We have historically renewed most of these contracts. However, there is no assurance that these contracts will be renewed, or if renewed, will be on terms as favorable as the existing contracts. Each line of business is governed by separate business terms, conditions and metrics. Each line of business also has a separate decision maker such that a loss of one line of business would not necessarily impact our relationship with the client and decision makers on other lines of business.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2. We note your disclosure on page 5 that the key driver of your revenues is increasing the capacity utilization rate in conjunction with seat capacity additions. We also note that in your Q4 2011 and Q1 2012 quarterly earnings conference calls you discuss the seat count for each quarter as well as your expectation to add approximately 3,700 seats on a gross basis in 2012. Please tell us what consideration you have given to disclosing the seat counts and capacity utilization metrics as part of your Management’s Discussion and Analysis.

In determining the level of disclosure in Item 7. Management’s Discussion and Analysis, we considered the disclosures in Item 1. Business on page 5 and Item 2. Properties on page 20, which describe the current seat capacity and the average seat capacity utilization, respectively. In future filings, beginning with our next quarterly report on Form 10-Q for the quarter ended June 30, 2012, we will disclose the seat counts and capacity utilization metrics as part of our Item 7. Management’s Discussion and Analysis under the “Revenues” section (using December 31, 2011 data as an example), as follows:

“On a consolidated basis, we had 41,300 seats as of December 31, 2011, down 500 seats from the comparable period in 2010. The capacity utilization rate on a combined basis was 73% compared to 77% from the comparable period in 2010. This decline was primarily due to end-of-life programs.

On a geographic segment basis, 35,500 seats were located in the Americas and 5,800 seats were located in EMEA, down 300 seats and 200 seats, respectively, from the comparable period in 2010. The consolidated offshore seat count in the fourth quarter 2011 was 22,300, or 54% of our total seats. Capacity utilization rates as of December 31, 2011 were 74% for the Americas and 71% for EMEA.

We expect to increase our seat count by approximately 3,700 seats on a gross basis in 2012, with approximately 75% expected in the first half of 2012. For the year ended December 31, 2012, the total seat count on a net basis is expected to decline by approximately 2,000 seats from 2011, primarily due to the strategic actions outlined in the Fourth Quarter 2011 Exit Plan.”

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Results of Operations, page 30

3. There are several instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose on page 33 that the revenues in the Americas segment in fiscal year 2011 increased due to new client programs and higher volumes within new and certain existing clients in addition to the higher acquisition-rates revenues of $4.2 million. Please tell us what consideration you have given to quantifying all of the sources that contributed to a material change and particularly disclosing the amount attributable to new versus existing clients. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

We considered the Staff’s comments and will enhance the disclosures in future filings, beginning with our next quarterly report on Form 10-Q for the quarter ended June 30, 2012. In particular, we will expand our narrative discussion of material changes to enhance the explanation of the causes underlying changes by specifically identifying the dollar amount related to each material contributing factor as well as any additional factors that may arise in the future that we consider to be material, in accordance with Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. Accordingly, we will revise the disclosure in Item 7. Management’s Discussion and Analysis under “Revenues” (as underlined below, using December 31, 2011 data as an example), as follows:

“America’s revenues increased $28.8 million, including the positive foreign currency impact of $10.8 million, for 2011 from 2010, principally due to higher acquisition-related revenues of $4.2 million, new contract sales of $65.9 million and higher volumes from existing contracts of $3.8 million, partially offset by end-of-life client programs of $55.9 million. Revenues from our offshore operations represented 47.8% of Americas’ revenues, compared to 47.7% in 2010. While operating margins generated offshore are generally comparable to those in the United States, our ability to maintain these offshore operating margins longer term is difficult to predict due to potential increased competition for the available workforce, the trend of higher occupancy costs and costs of functional currency fluctuations in offshore markets. We weight these factors in our focus to re-price or replace certain sub-profitable target client programs.

EMEA’s revenues increased $18.6 million, including the positive foreign currency impact of $9.9 million, for the year ended December 31, 2011 from the comparable period in 2010, principally due to new contract sales of $15.0 million and higher volumes from existing contracts of $23.4 million, partially offset by end-of-life client programs of $28.5 million and a $1.2 million decrease in revenues due to the closure of certain sites in connection with the Fourth Quarter 2010 Exit Plan.”

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Form 8-K filed on May 7, 2012

4. We believe the non-GAAP operating statement columnar format appearing in your first quarter’s earnings release for fiscal 2012, and also in earnings releases for fiscal 2010 and 2011, conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G. Additionally, you should consider revising the descriptions for the columns labeled as “SYKES + ICT Reported” and “SYKES + ICT Adjusted”/“Adjusted” to “GAAP” and “Non-GAAP”, respectively. Finally, if you present non-GAAP information for prior periods, the reconciliation from GAAP to non-GAAP should be presented.

We considered the Staff’s comments and will revise the exhibits included in future filings, beginning with our next earnings release on Form 8-K, for the three and six months ended June 30, 2012 to reconcile only individual non-GAAP measures (i.e. line items, subtotals, etc.) and will label the exhibits in a manner that clearly delineates GAAP vs. non-GAAP measures. We believe this presentation will provide sufficient information to help our investors understand the operating results of the business while complying with Regulation G and Item 10(e)(1)(i) of Regulation S-K. We will also provide a reconciliation from GAAP to non-GAAP, should we present non-GAAP information for prior periods.

See attached Exhibits A, B and C for examples of the Reconciliation of Non-GAAP Financial Information schedules, which will replace Exhibits 3, 4 and 7, respectively, in future filings of the earnings release on Form 8-K. Additionally, we will revise the following paragraph in future filings of our earnings release on Form 8-K:

“Non-GAAP Financial Measures

Non-GAAP income from continuing operations, non-GAAP income from continuing operations, net of taxes, per diluted share and non-GAAP income from continuing operations by segment are important indicators of performance as these non-GAAP financial measures assist readers in further understanding the Company’s results from operations and how management evaluates and measures such performance. These non-GAAP indicators of performance are not a measure of financial performance under U.S. Generally Accepted Accounting Principles (“GAAP”) and should not be considered a substitute for measures determined in accordance with GAAP. Refer to the exhibits in the release for detailed reconciliations.”

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

In accordance with the Staff’s request set forth in the comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses above, please feel free to contact me at 813-274-1000.

Sincerely, Sykes Enterprises, Incorporated

By:	/s/ W. Michael Kipphut
W. Michael Kipphut Executive Vice President and Chief Financial Officer

cc:	Melissa Feider, Division of Corporate Finance, U.S. Securities and Exchange Commission

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Sykes Enterprises, Incorporated

Reconciliation of Non-GAAP Financial Information

(in thousands, except per share data)

Exhibit A

	Three Months Ended
	March 31, 2012	March 31, 2011
GAAP Income from Continuing Operations	$14,690	$15,913
Adjustments:
ICT Severance & Consulting Engagement Costs	—	126
ICT Depreciation & Amortization of Plant, Property & Equipment and Intangible Write-ups	3,014	3,058
Merger & Integration Costs	—	233
EMEA Restructuring	1,099	—
Other	—	683

Non-GAAP Income from Continuing Operations	$18,803	$20,013

	Three Months Ended
	March 31, 2012	March 31, 2011
GAAP Income from Continuing Operations, net of taxes, per diluted share	$0.25	$0.29
Adjustments:
ICT Severance & Consulting Engagement Costs	—	—
ICT Depreciation & Amortization of Plant, Property & Equipment and Intangible Write-ups	0.05	0.05
Merger & Integration Costs	—	—
EMEA Restructuring	0.02	—
Other	—	0.01

Non-GAAP Income from Continuing Operations, net of taxes, per diluted share	$0.32	$0.35

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Sykes Enterprises, Incorporated

Reconciliation of Non-GAAP Financial Information By Segment

(in thousands)

Exhibit B

	Three Months Ended
	March 31, 2012	March 31, 2011
GAAP Americas Income from Continuing Operations	$26,956	$27,025
Adjustments:
ICT Severance & Consulting Engagement Costs	—	126
ICT Depreciation & Amortization of Plant, Property & Equipment and Intangible Write-ups	3,014	3,058
Merger & Integration Costs	—	220
EMEA Restructuring	—	—
Other	—	683

Non-GAAP Americas Income from Continuing Operations	$29,970	$31,112

	Three Months Ended
	March 31, 2012	March 31, 2011
GAAP EMEA Income from Continuing Operations	$388	$1,068
Adjustments:
ICT Severance & Consulting Engagement Costs	—	—
ICT Depreciation & Amortization of Plant, Property & Equipment and Intangible Write-ups	—	—
Merger & Integration Costs	—	—
EMEA Restructuring	999	—
Other	—	—

Non-GAAP EMEA Income from Continuing Operations	$1,387	$1,068

	Three Months Ended
	March 31, 2012	March 31, 2011
GAAP Other(1) Loss from Continuing Operations	($12,654)	($12,180)
Adjustments:
ICT Severance & Consulting Engagement Costs	—	—
ICT Depreciation & Amortization of Plant, Property & Equipment and Intangible Write-ups	—	—
Merger & Integration Costs	—	13
EMEA Restructuring	100	—
Other	—	—

Non-GAAP Other(1) Loss from Continuing Operations	($12,554)	($12,167)

(1)	Other includes corporate and other costs.

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000

Sykes Enterprises, Incorporated

Reconciliation of Non-GAAP Financial Information

(in thousands, except per share data)

Exhibit C

Business Outlook Second Quarter 2012
GAAP Income from Continuing Operations, net of taxes, per diluted share	$0.08—$0.10
Adjustments:
ICT Severance & Consulting Engagement Costs	—
ICT Depreciation & Amortization of Plant, Property & Equipment and Intangible Write-ups	0.05
Merger & Integration Costs	—
EMEA Restructuring	0.01
Other	—

Non-GAAP Income from Continuing Operations, net of taxes, per diluted share	$0.14—$0.16

Business Outlook Full Year 2012
GAAP Income from Continuing Operations, net of taxes, per diluted share	$0.93—$1.03
Adjustments:
ICT Severance & Consulting Engagement Costs	—
ICT Depreciation & Amortization of Plant, Property & Equipment and Intangible Write-ups	0.19
Merger & Integration Costs	—
EMEA Restructuring	0.03
Other	—

Non-GAAP Income from Continuing Operations, net of taxes, per diluted share	$1.15—$1.25

SYKES Enterprises, Incorporated ■400 N. Ashley Drive ■ Tampa, FL, USA 33602 ■ www.sykes.com ■ Fax: 813-273-0148 ■ 813-274-1000